[AXIALL CORPORATION LETTERHEAD]

March 25, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Axiall Corporation.
Registration Statement on Form S-4

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is a Registration Statement on Form S-4 relating to the offer by Axiall Corporation, a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) its 4.875% Senior Notes due 2023 (the “Exchange Notes”) for an equal principal amount of its outstanding restricted 4.875% Senior Notes due 2023 issued in February 2013 (the “Original Notes”). On February 1, 2013, Axiall issued $450,000,000 aggregate principal amount of the Original Notes in connection with resales by the initial purchasers made pursuant to Rule 144A and Regulation S under the Securities Act of 1933 (the “Securities Act”).  All of the Original Notes are outstanding on the date hereof.

The total filing fee of $57,960 was wired on March 17, 2014 to the Commission’s account at 100 F Street, NE, Washington, DC 20549.

In accordance with the Commission’s position set forth in Exxon Capital Holdings Corporation (available May 13, 1988) and its progeny, the Company makes the following representations to the Commission:

(1)         The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

(2)         The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

(3)         The Company will include in the transmittal letter, or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, does not intend to engage in and does not have an arrangement or understanding with any person to participate in a distribution of the Exchange Notes, and (c) the exchange offeree is not an affiliate of the Company.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. Additionally, the Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter.

Please contact the undersigned at 770-395-4523, or Joel T. May at 404-581-8967, if you have any questions concerning the filing.

Sincerely,

/s/ Timothy Mann, Jr.
Timothy Mann, Jr.
Executive Vice President, General Counsel and Secretary

Attachment

cc: Joel T. May